Exhibit 99.4

AMENDMENT TO THE
NLS PHARMACEUTICS LTD.
COMMON SHARE PURCHASE WARRANTS

October [   ], 2024

This Amendment No. 1, dated October [ ], 2024, (the “Effective Date”), to the following common share purchase warrants (the “Amendment”), issued by the Company, and issued on or about [DATE], to [HOLDER NAME] (the “Investor”) to purchase [NUMBER OF SHARES] ([ ] pre-September 2024 share split) common shares of the Company, par value CHF 0.80 (CHF 0.02 pre-September 2024 share split) per share (“Common Share”), at an exercise price of $[EXERCISE PRICE] ([ ] pre-September 2024 share split) per share (the “Warrants”).

WHEREAS, the Investor is, as of the Effective Date, the holder of the Warrants; and

WHEREAS, the Investor and Company agree to amend the terms of the Warrants to reduce the exercise price of the Warrants to CHF 0.80 per share and issue the Investor additional Common Shares in exchange for certain edits to Section 3(e) of the Warrants.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendments to the Warrants. Upon the Effective Date, the following edits shall apply to the Warrants:

a.	Exercise Price Adjustment: The definition of “Exercise Price” shall be CHF 0.80.

b.	Fundamental Transaction Adjustment. Section 3(e) of the Warrants shall be hereby amended and restated as follows:

a) If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares or 50% or more of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding Common Shares or 50% or more of the voting power of the common equity of the Company (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

2.	Additional Shares. Upon the Effective Date, and subject to the Company obtaining shareholder approval, a proposal for such approval shall be included in the first next Company’s shareholder meeting, in consideration for the amendment to Section 3(e) of the Warrants, the Company shall issue to the Investor additional [NUMBER OF PREFUNDED WARRANTS] ([ ] pre-September 2024 share split) common shares of the Company in the form of pre-funded warrants (the “Pre-Funded Warrants”) attached hereto as Exhibit A (the “New Pre-Funded Warrant Shares”), having an exercise price of CHF 0.80 per New Pre-Funded Warrants Share (as required under applicable law), payable by the Investor upon the exercise of the Pre-Funded Warrants.

3.	Effective Date. Unless otherwise stated herein, this Amendment is effective as of the Effective Date.

4.	Miscellaneous.

a.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state, without reference to conflict of laws principles thereof.

b.	Counterparts. This Amendment may be executed and delivered (including by facsimile or other electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed (including by the affixing of signatures electronically) and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

c.	Continuation of the Warrant. Except as expressly modified by this Amendment, the Warrant shall continue to be and remain in full force and effect in accordance with its terms. Any future reference to the Warrant shall be deemed to be a reference to the Warrant as modified by this Amendment.

d.	Successors and Assigns. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the surviving entity (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Agreement in accordance with the provisions of Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction.

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

a)	SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

b)	Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its shareholders in connection therewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

c)	No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any liens, claims, security interests, other encumbrances or defects upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect upon the business, prospects, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or in its ability to perform its obligations under this letter agreement.

d)	Trading Market. The transactions contemplated under this agreement comply with Swiss law, and are exempt from the rules and regulations of the Nasdaq Capital Market pursuant to Nasdaq’s home country rule exemption.

e)	Registration Obligations. The Company shall prepare and file with the Commission a registration statement relating to the resale of the New Pre-Funded Warrant Shares under the Securities Act on or before the 30th calendar day following the date hereof and use commercially reasonable best efforts to cause such registration statement to be declared effective by the Commission as soon as practical following the date hereof/thereafter (and in any event within 30 calendar days of the date of this letter agreement) (the “Filing Date”), the Company shall file a registration statement on Form F-3 (or other appropriate form if the Company is not then F-3 eligible) providing for the resale of the New Pre-Funded Warrant Shares (the “Resale Registration Statement”). The Company shall use best efforts to cause the Resale Registration Statement to become effective within 60 calendar days following the date hereof (or, in the event of a “full review” by the Commission, the 90th calendar day following the date hereof hereof) (the “Effectiveness Date”) and to keep the Resale Registration Statement effective at all times until no holder of the Pre-Funded Warrants owns any Pre-Funded Warrants or New Pre-Funded Warrant Shares.

f)	The Company hereby covenants that the common shares underlying the Warrants are currently registered under an effective registration statement or registration statements.

g)	If this offer is accepted and the transaction documents are executed, then on or before 8:00 a.m., Eastern Time, on the Trading Day immediately following the date hereof, the Company shall issue a press release and/or file a Report on Form 6-K with the Commission disclosing all material terms of the transactions contemplated hereunder. From and after the issuance of such press release or the filing of such Report on Form 8-K, as applicable, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such press release and/or Report on Form 6-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate.

(signature pages follow)

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first above written.

NLS PHARMACEUTICS LTD.

By:
Name:
Title:

[INVESTOR]

By:
Name:
Title:

5